Exhibit 99.1

香港交易及結算所有限公司及香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本文件全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

於其他市場發佈的公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.10B條而作出。

茲載列中國南方航空股份有限公司在上海證券交易所網站刊登的《中國南方航空股份有限公司董事會決議公告》，僅供參閱。

承董事會命

中國南方航空股份有限公司

聯席公司秘書

謝兵及劉巍

中華人民共和國，廣州

二零一三年五月二十一日

於本公告日期，董事包括非執行董事司獻民、王全華、袁新安及楊麗華、執行董事譚萬庚、張子芳、徐杰波及李韶彬以及獨立非執行董事貢華章、魏錦才、寧向東及劉長樂。

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证券简称：南方航空	证券代码：600029	公告编号：临2013-016

中国南方航空股份有限公司

董事会决议公告

本公司董事会及全体董事保证本公告内容不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

根据中国南方航空股份有限公司（“南航”、“南方航空”、“本公司”或“公司”）章程第一百七十六条规定，南航董事会于2013年5月21日以董事签字同意方式，一致通过《中国南方航空股份有限公司关于广东证监局现场检查结果整改完成情况的报告》。

《中国南方航空股份有限公司关于广东证监局现场检查结果整改完成情况的报告》全文请见上海证券交易所网站（www.sse.com.cn）。

特此公告。

中国南方航空股份有限公司董事会

2013年5月21日

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